UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-53877

CUSIP Number: 50255M108

(Check One):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended:	March 31, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________________

PART I—REGISTRANT INFORMATION

Full name of registrant:	La Cortez Energy, Inc.

Address of Principal Executive Office:	Calle 67 #7-35 Oficina 409

City, State and Zip Code:	Bogotá, Colombia

Copy to:

Adam S. Gottbetter, Esq.

Gottbetter & Partners, LLP

488 Madison Avenue, 12th Floor

New York, NY 10022

Phone: (212) 400-6900

Facsimile: (212) 400-6901

PART II—RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

The registrant is unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2012 (the “Report”) by the prescribed date of May 15, 2012, without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report.  The registrant intends to file its Report on or prior to the fifth calendar day following the prescribed due date.

PART IV—OTHER INFORMATION

(1)         Name and telephone number of person to contact with regard to this notification.

Barrett S. DiPaolo	(212)	400-6900
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒Yes ☐ No

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(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

A summary of our anticipated results for the quarter ended March 31, 2012 and the results for the quarter ended March 31, 2011 is as follows:

Three Months Ended March 31, 2012, Compared with Three Months Ended March 31, 2011

	Three Months Ended March 31,		Percentage Increase /
	2012	2011	(Decrease)

Revenues	$860,554	$363,433	137%
Costs and expenses	(2,000,260)	(2,598,339)	(23)%
Non-operating (expense) income, net	(55,693)	4,504,748	(101)%
Income tax expense	(14,407)	(10,189)	41%
Net income (loss)	$(1,209,806)	$2,259,653	(154)%

Revenues

We earned oil revenues of $860,554 for the three months ended March 31, 2012, compared to $363,433 for the three months ended March 31, 2011.  The increase in revenues is primarily due to the increase in volume to 9,554 bbls in the three month period ended March 31, 2012 from 5,702 bbls in the comparable period of 2011. The increase in volume is due to the initiation of production from the Mirto-1 well in the third quarter of 2011. There was also an increase in the oil price, which on average increased by $26 per bbl for the three months ended March 31, 2012.

Costs and Expenses

Costs and expenses for the three months ended March 31, 2012 and 2011 consisted of the following:

	Three Months Ended March 31,		Percentage Increase /
	2012	2011	(Decrease)

Operating costs	$488,053	$269,977	81%
Depreciation, depletion, amortization and accretion	395,030	47,320	735%
General and administrative	1,117,177	2,281,042	(51)%
Total	$2,000,260	$2,598,339	(23)%

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Operating costs

Our operating costs for the three months ended March 31, 2012 amounted to $488,053, which mainly pertain to costs incurred in our production activities on the Mirto-1 and Mirto-2 wells.  The increase is mainly because our operating costs during the first quarter of 2011 included costs incurred in our production activities only on the Mirto-2 well.

Depreciation, Depletion, Amortization and Accretion Expenses

The increase in our depreciation, depletion, amortization and accretion expenses for the three months ended March 31, 2012 as compared to 2011 is mainly attributed to the depletion of our reserves in the Mirto field due to the increase in production volumes.

General and Administrative Expenses

We incurred total general and administrative expenses of $1,117,177 for the three months ended March 31, 2012 compared to $2,281,042 for the three months ended March 31, 2011. The decrease was primarily due to a decrease in other expenses to $211,354 for the three months ended March 31, 2012 from $937,281 for the comparable period of 2011(which includes approximately $779,000 of equity-based tax during the three months ended March 31, 2011); a decrease in professional fees to $426,798 for the three months ended March 31, 2012 from $748,031 for the three months ended March 31, 2011; a decrease in payroll expenses to $435,335 for the three months ended March 31, 2012 from $525,100 for the comparable period of 2011; and a decrease in travel expenses to $12,879 for the three months ended March 31, 2012 from $38,806 for the comparable period of 2011.

Non-operating (Expense) Income, Net

Net non-operating expense for the three months ended March 31, 2012, was $55,693, compared to net non-operating income of $4,504,748 for the three months ended March 31, 2011. During the three months ended March 31, 2012, we recognized an unrealized loss from the increase in the fair value of derivative warrant instruments liability of $47,962 compared to an unrealized gain of $4,535,322 during the three months ended March 31, 2011.

Net Income (Loss)

Our net loss for the three months ended March 31, 2012 was $1,209,806 compared to net income of $2,259,653 for the three months ended March 31, 2011 primarily due to a $47,962 unrealized loss on the fair value of derivative warrant instruments in the three months ended March 31, 2012 versus a $4,535,322 unrealized gain for the comparable period of 2011.

The foregoing information is preliminary and unaudited and may be subject to change in the Report when filed.

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La Cortez Energy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date: May 15, 2012

By:	/s/Andres Gutierrez Rivera
Name:	Andres Gutierrez Rivera
Title:	Chief Executive Officer

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